PATTON BOGGS LLP
2001 ROSS AVENUE, SUITE 3000
DALLAS, TEXAS 75201
214-758-1550

July13, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Registration Statement No. 333-125211

Dear Mr. Reynolds:

     JK Acquisition Corp. (the “Company”) has filed with the Commission an Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 2, marked to show the changes made from Amendment No. 1 to the Registration Statement which was filed with the Commission on June 2, 2005. The changes reflected in Amendment No. 2 are intended to respond to the comments set forth in your letter dated July 7, 2005 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on June 2, 2005.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: The Company will provide you with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing, by both source of cash flow and by amount if known, the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

Response: We have added language to page 5 of the prospectus to disclose that prior to the consummation of a business combination, there will be no fees, reimbursements or cash payments made to the Company’s existing stockholders and/or officers and directors, except for (1) expense reimbursement, (2) stock issued to officers, directors and advisors, (3) the repayment of an advance from Messrs. Spickelmier and Wilson to the Company, (4) payments to 4350 Management, LLC for administrative services and (5) fees paid to Ferris, Baker Watts, Incorporated.

3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of the blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney for JK Acquisition Corp. (JK). Additionally, tells us the Securities Act Form the companies’ filed on; the file number of the filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Response: The following table sets forth the recent registrations of “blank check” companies underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for JK.

Name of
Officer, Director,
Affiliate, Attorney	Name of Blank Check	Date of	Securities Act Form
or Underwriter	Company	Effectiveness	(File Number)	Status	Amount in Escrow
Ferris, Baker Watts, Inc.	India Globalization Capital, Inc.	N/A	S-1 (333-124962)	Filed initial registration statement	N/A
Ferris, Baker Watts, Inc.	Harbor Acquisition Corp.	N/A	S-1 (333-126300)	Filed initial registration statement	N/A
Ferris, Baker Watts, Inc.	Cold Spring Capital, Inc.	N/A	S-1 (333-125873)	Filed initial registration statement	N/A
Ferris, Baker Watts, Inc.	Oil and Gas Acquisition Corp.	N/A	S-1 (N/A)	Initial registration statement has not been filed	N/A

Prospectus Cover Page

4. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless Ferris, Baker Watts, Inc. (Ferris, Baker Watts) determines” otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Ferris, Baker Watts will consider in making the determination to allow earlier separate trading. Also, please clarify how the investors will be notified of such acceleration of separate trading.

Response: We have added language to page 4 of the prospectus to explain the factors that Ferris, Baker Watts, Incorporated will consider in determining to allow earlier separate trading.

Prospectus Summary, page 3

5. With respect to the promotional language that is used in this section, please refer to our comments in the business section and revise accordingly.

Response: We have noted your comments in the business section and revised the prospectus accordingly.

6. We note your disclosure throughout the prospectus that you have not had any preliminary contacts or discussions with any target companies regarding a business combination. If management, the directors, or any affiliate, agent or any other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it is necessary to disclose this information or advise us. Please revise or advise. Please see Instruction 6 to Item 504 of Regulation S-K.

Response: We have added language to the prospectus to note that: (i) to date, the Company has not selected any target business for a business combination and (ii) neither the Company, nor any of its affiliates or representatives has taken steps towards locating or consummating a business combination transaction.

7. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option “if” such option “is exercised prior to the filing” of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial Form 8-K is filed.

Response: We have added language to make it clear that if the over-allotment option is exercised after the filing of the initial Form 8-K, then the Company will file an amendment to the Form 8-K to provide updated financial information to reflect the exercise of the over-allotment option.

8. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two-step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

Response: We have revised the language to make it clear that a business combination will not proceed if either a majority of the Common Stock issued in the offering voting on the transaction fails to approve the transaction or if holders of more than 20% of the Common Stock issued in the offering both vote against the transaction and exercise their conversion rights. In addition, we have added language to clarify that a stockholder must first vote against a proposed business combination in order to have a right to convert the stockholder’s shares of Common Stock into a pro rata share of the trust account.

9. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Ferris Baker Watts as a result of the exercise of the Underwriters’ option. If such warrants are not included, discuss the reasons why such warrants are not included.

Response: We have revised the disclosure in the Prospectus to reflect that redemption of the warrants by the Company would include warrants held by Ferris, Baker Watts, Incorporated as a result of the exercise of their unit purchase option.

10. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more in order for the redemption rights to apply

Response: We have added language to explain the Company’s redemption criteria.

11. In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time

Response: We do not expect to consummate a business combination with more than one target business with trust funds. We have added language in the prospectus to further explain.

Risk factors, page 8

12. In risk factor seven, we note that you “will seek to have all” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the “analysis” you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests. Also in the business section, please revise to discuss the “certain circumstances” where James Wilson and Keith Spickelmier would be personally liable to cover any trust reduced funds.

Response: We have revised the prospectus to note that all third parties will execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. We have also revised page 9 and page 27 to clarify the “certain circumstances” where Messrs. Wilson and Spickelmier would be personally liable.

13. We note in risk factor 10 that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict under the caption “conflicts of interests” in your management section.

Response: We have revised the prospectus to note such potential conflict of interest in the management sections, as well as added a new risk factor that addresses such potential conflict of interest.

14. Risk factor 11 appears to be a risk that affects all companies. Please revise to discuss how this risk is specific to your company or remove the risk factor.

Response: We have removed risk factor 11 from the prospectus.

15. In risk factor 12, we note your discussion of the risk that management may target a business that is outside of their “realm of experience.” Please revise to clarify here or in the business section the “realm” that management has experience in.

Response: We have revised risk factor 12 in the prospectus to remove the concept of “realm of experience” that management has experience in.

16. Please revise to include a risk factor to address the possibility that management may target a company that maybe affiliated with one or more of the initial stockholders, if true.

Response: We have added a new risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

Forward-Looking Statements, page 16

17. Refer to your statement that you “undertake no obligation to update or revise any forward looking statements.” Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Response: We are aware of our responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

Use of Proceeds, page 17

18. We note that you have allocate $340,000 towards due diligence (and a portion of the $500,000 to expenses attendant to due diligence) of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

Response: We have added language to explain that Mr. Wilson will supervise the due diligence process with prospective target companies and, once a target company is identified, the Company expects that Mr. Wilson will devote substantial time to the Company during the due diligence process. We have also added language indicating that the Company expects that the due diligence process will be conducted by the Company, together with the Company’s outside attorneys, accountants and other representatives. Other than reimbursement of expenses, no compensation payments will be made to the Company’s employees and advisors for performing due diligence.

19. Please clarify whether the funds not held in trust could be used as a down payment, deposit, or lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section. We may have further comment.

Response: We have added language in the prospectus that funds not held in trust can be used as a down payment, deposit or lockup in a proposed business combination. Furthermore, we have noted in the prospectus that such expenses are accounted for in the line item “Legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination.

20. On page 37, we note that there is no limit to the out-of-pocket expenses that may be incurred by initial shareholders. Please revise to clarify how such excess expenses would be repaid if there is not enough proceeds not held in trust to satisfy such expenses.

Response: We have added language in the prospectus clarifying that we do not intend to use any material portion of the funds not held in the trust account to make a deposit or fund a “no-shop, standstill” provision with respect to a prospective business combination.

Proposed Business, page 22

21. Please be aware that you are currently selling your “plan” to acquire a business. At this point, the only information investors have to consider is your plan and management’s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:

•	Cash flow positive companies

•	Superior internal growth prospects

•	Emerging growth companies.

•	Fragmented industry

•	Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for)

Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

Response: We have deleted from the prospectus the terms and/or phrases noted above. Additionally, we have revised the overview section of the Proposed Business section to clarify our “plan” to acquire a target business. Furthermore, we will not use any additional specific criteria for identifying potential acquisitions other than what criteria we have disclosed in the prospectus.

22. We note you “will seek executive management teams who have demonstrated the ability to operate and profitable grow middle market companies.” Please revise to clarify if such management teams would include your current members of management or individuals already associated with management.

Response: We have deleted the sentence containing the above-noted phrase from the prospectus.

23. We note that “[a]fter effecting a business combination, [you] intend to realize and enhance shareholder value through” various acquisitions and divestures. In light of your current business development, the noted disclosure appears speculative. Please revise to provide the basis for such disclosure or remove.

Response: We have removed such disclosure from the prospectus.

24. We note the disclosure that you believe your “focus” on manufacturing, distribution or service industries “should prove to be an attractive area.” It is not clear to us how you are actually “focusing” your search as it appears that manufacturing, distribution or service industries encompass a large portion of existing companies. Please advise.

Response: We have removed the paragraph containing such disclosure from the prospectus.

25. We note your belief that companies in your “focus” area would find the opportunity to sell to you “attractive as well.” Please revise to discuss the efforts made to ensure that the noted belief is accurate.

Response: We have removed such disclosure from the prospectus.

26. We note that you believe that management’s contacts “will continue to provide” you with “access to acquisition and growth financing opportunities.” Please revise to further explain the noted belief and clarify if this means you have already been notified of acquisition candidates. Also, please explain the statement that you will focus on “the origination of acquisitions.”

Response: We have removed the phrases “will continue to provide” you with “access to acquisition and growth financing opportunities.” from the prospectus. The phrase “origination of acquisitions” refers to acquisition opportunities that avail themselves to the Company through private equity industry contacts of the management team. We have revised to further clarify this disclosure in the prospectus.

27. We note your belief that the “middle market operating company” is “underserved and significant opportunity for investment exists.” Please revise to discuss the efforts made to ensure that the noted belief is accurate.

Response: We have removed such disclosure from the prospectus.

28. We note that middle market companies “traditionally have a difficult time accessing both public and private debt and equity capital growth.” The disclosure appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

Response: We have removed the paragraph containing such disclosure from the prospectus.

29. We note the disclosure on page 24 that unaffiliated sources could inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parties (not including the professional firms you may engage in the future) providing proposals will receive a finder fee and how that fee would be determined.

Response: We have added language explaining that the Company intends to contact investment bankers and others in the investment community, including law and accounting firms and industry experts. In addition, the Company intends to contact directly prospective targets identified by the Company’s employees and advisors. The Company also expects that it may be contacted by unsolicited parties who become aware of the Company’s interest in prospective targets through press releases, word of mouth, media coverage and the Company’s website, if those outlets develop. We have also added language disclosing that the Company may pay a finder’s fee, on a success basis only, to unaffiliated parties providing business combination proposals to the Company. The Company expects that any finder’s fee would be expressed as a percentage of the value of the business combination, consistent with local market conditions at the time of the business combination.

30. On page 26, we note that you will seek an opinion from an “independent investment banking firm” examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

Response: On page 26, we have added language to note that we will not consummate a business combination with an entity which is affiliated with any of our initial stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view. Such report would be available to stockholders and potential purchasers because it would be included in documents filed with the Commission in connection with related proxy materials.

31. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that (i) the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0125 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Response: There are no conversion rights for shares purchased by our existing stockholders prior to or during this offering and consequently, we do not believe any disclosure is necessary. All such shares held by our existing stockholders will be held in escrow and will not be released until six months after the consummation of a business combination, subject to certain limited exceptions. Further, pursuant to the letter agreements executed by each of our existing stockholders (which are attached as Exhibits to the Registration Statement), our existing stockholders are not entitled to convert any of their shares received prior to, during or after the offering and must vote such shares in accordance with the majority vote of the public stockholders. Public stockholders may exercise certain conversion rights in connection with voting against a proposed business combination. As such, it will entitle public stockholders to convert their stock into a pro-rata share of the trust account (approximately $5.37 per share), including any interest earned on their portion of the trust account; provided, however, they exercise their conversion rights and the business combination is approved and consummated. Although the converting public stockholder’s pro-rata share of the trust account is most certainly less than the per share unit price, a converting public stockholder does not forfeit his or her right to exercise any warrants he or she may hold. Accordingly, the converting public stockholder continues to retain a financial advantage with utilizing his or her conversion rights to vote against a business combination.

32. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

Response: There are no conversion rights for shares purchased by our initial stockholders prior to or during this offering. We have added language in the prospectus to further clarify.

33. On page 28, we note that you believe there are “numerous potential target businesses” that you could acquire. Please revise to substantiate your belief or remove such disclosure as it appears speculative.

Response: We have removed such disclosure from the prospectus.

Effecting a Business Combination, page 24

34. We note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Response: We have added language to clarify that neither the Company, nor any affiliate of the Company, will pay a finder’s, consulting or similar fee to the management or existing stockholders of the Company in connection with a business combination involving the Company or any affiliate of the Company.

Management, page 32

35. We note the various associations listed for your members of management, in particular James Wilson and Michael McConnell. Please revise to discuss the time frame of each association.

Response: We have added the time frame of each association as requested.

36. In the last paragraph on page 34, we note that you will seek an opinion from an “independent investment banking firm” examining the fairness of potential business combination if he target company is affiliated with any of the existing stockholders. As this opinion appears separate from the one disclosed on page 26, please revise to clarify if the opinion will be disclosed in subsequent documents filed with the Commission and whether the independent firm will be a consenting expert.

Response: We have added language to note that we will not consummate a business combination with an entity which is affiliated with any of our initial stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view. Such report would be available to stockholders and potential purchasers because it would be included in documents filed with the Commission in connection with related proxy materials.

Principal Stockholders. page 35

37. Please revise to discuss the purpose of the disclosed mandatory warrant purchases by Messrs. Wilson and Spickelmier (or designees).

Response: We have added language to explain the purpose of the disclosed mandatory warrant purchases.

Certain Relationships and Related Transactions, page 37

38. We note your disclosure of transactions with initial shareholders. Please revise to identify which individuals are your promoters. Please refer to Item 404(d) of Regulation S-K.

Response: We have added language on page 37 to identify potential promoters.

39. The last paragraph on page 37 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those “no less favorable” than available from unaffiliated third parties.

Response: We have removed the paragraph with such disclosure from the prospectus.

Shares Eligible for Future Sale, page 40

40. Please revise to discuss the dates at which restricted shares are able to be resold pursuant to Rule 144. Please refer to Item 201(a)(2)(ii) of Regulation S-K.

Response: We have revised the prospectus to discuss the dates at which restricted shares will be able to be resold pursuant to Rule 144.

Underwriting, page 43

41. Tell us whether Ferris Baker Watts or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: The procedures followed with respect to any electronic offer, sale or distribution of shares will be consistent with those previously described to and cleared by the Office of Chief Counsel.

42. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: To date, there are no arrangements between the Company, the underwriters and any third party to host or access the preliminary prospectus on the Internet. The underwriters may, however, distribute copies of the Prospectus in pdf or similar format.

43. Does the company or do the underwriters intend to engage a directed share program in conjunction with this offering by the selling shareholders? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response: Neither the Company nor the underwriters intend to engage in a directed share program as this will not be a part of the offering.

Financial Statements

44. Throughout the document, you state that 2,250,000 and 40,000,000 shares of common stock have been issued and authorized, respectively. However, in the financial statements (and footnotes) you state that 2,000,000 and 35,000,000 shares have been issued and authorized, respectively. Please revise to disclose the authorization and issuance of additional shares after the balance sheet date or to otherwise reconcile these amounts.

Response: We have revised the financial statements (and footnotes) to address such disclosure in the financial statements.

45. Please disclose the significant terms of the purchase option granted to the underwriter in a note to the financial statements, including the consideration to be paid by the underwriter and the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter’s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to ETTF 00-19 and other authoritative guidance. As applicable, expand MD&A to discuss the transaction and any likely material effect on your future financial condition and results of operations.

Response: The purchase option will not be entered into until the Underwriting Agreement is executed. As a result, our independent auditors are uncomfortable including a note to the audited financial statements regarding a “subsequent event” that in fact has not yet occurred. Our independent auditors have agreed to include the following disclosure as a note to the audited financial statements after the purchase option has been entered into:

“On ___, 2005, JK Acquisition issued to Ferris, Baker Watts, Incorporated an option to purchase up to a total of 700,000 units at a per-unit price of $7.50. The units include one share of common stock and two warrants. The warrants have an exercise price of $6.25 and expire on ___, 2009. This option does not become exercisable until the later of the consummation of a business combination or ___, 2006. The options will be accounted for as a cost of the initial public offering at fair value using the Black-Scholes option-pricing model.”

Due to the fact that the purchase option agreement is a contract that requires settlement in JK Acquisition’s common stock, the option is treated as an equity instrument in accordance with EITF 00-19. Additionally, as the purchase option agreement is being granted in connection with the financing from the proposed initial public offering, the options will be accounted for as a cost of the initial public offering at fair value using the Black-Scholes option-pricing model. Therefore, there should be no material effect on future financial condition and results of operations of JK Acquisition.

46. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response: We are aware of and have complied with the updating requirements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Commitments

47. We note your commitment to pay $7,500 per month for office space over the next 24 months to a related party. Revise your notes to the financial statements to include all material commitments and related party transactions.

Response: We have revised the notes to the financial statements to include all material commitments and related party transactions.

Exhibit 23.1

48. Provide a current consent of the independent accountant in any amendment.

Response: We have provided a current consent of the independent accountant in Amendment No. 2 to the Registration Statement.

PART II

Exhibits

49. In paragraph 6.2 of the Underwriting Agreement, we note that if a default of over 10% of the “Firm Units” occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement “may be terminated.” Please advise how language that states the offering “may be terminated” ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they “may”), please advise as to the consequence.

Response: In the event that more than 10% of the units are defaulted, such occurrence will not automatically terminate this offering. The Company and the underwriters may consider alternative financing options prior to terminating this offering if more than 10% of the units are defaulted.

50. In exhibit 10.11, we note that “FBW agrees to fill such order in such amounts and at such times as instructed by the undersigned during the ninety-day trading period commencing on the Separation Date.” Please explain the implication of the noted term from your warrant purchase agreement.

Response: Such purchases of warrants stabilize the price and contribute to the liquidity of outstanding warrants. In addition, it demonstrates confidence in our ultimate ability to effect a business combination, because the warrants will expire worthless if we are unable to consummate a business combination and are ultimately forced to liquidate. We have added such language to page 36 of the prospectus.

     The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (214) 758-1515.

Very truly yours,

PATTON BOGGS LLP

By: /s/ Fred S. Stovall

cc:	James P. Wilson Keith D. Spickelmier Robert Jeffery Cole Elizabeth R. Hughes Christopher A. Freeman Thad A. Schaefer